File No. 70-10237

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION

(RULE 24)

IN THE MATTER

OF

BLACK HILLS CORPORATION

File No. 70-10237

(Public Utility Holding Company Act of 1935)

This Certificate of Notification is filed by Black Hills Corporation (“Black Hills” or “Company”), a South Dakota corporation, pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended. Such filing is made pursuant to Black Hills’ Form U-1/A Amendment No. 2 Amended and Restated Application-Declaration, (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated December 28, 2004 (Holding Company Act Release No. 35-27931) (the “Order”) in the above referenced file. The Order directed that Black Hills file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2005 through March 31, 2005 (the “First Quarter”).

(a)	The sales of any Common Stock or Preferred Securities and the purchase price per share and the market price per share at the date of the agreement of sale;

None

(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans (including any later adopted employee benefit plans or dividend reinvestment plans);

Information regarding shares of Common Stock issued or issuable under options granted during the quarter ended March 31, 2005 under employee benefit plans is available in Item 1 “Financial Statements,” Note 10, “Changes in Common Stock” in Black Hills’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, File No. 001-31303, which is incorporated herein by reference.

No new shares of Common Stock were issued during the quarter ended March 31, 2005 under Black Hills’ dividend reinvestment plan. All shares issued were open market purchases.

(c)

If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

None

(d)	If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

On March 1, 2005, Black Hills Corporation issued a $0.3 million guarantee to Idaho Power Company for power purchases and sales by Black Hills Power, Inc. (BHP), one of the Company’s electric utility subsidiaries. The guarantee terminates on March 1, 2006.

(e)	The amount and terms of any Black Hills indebtedness issued during the quarter;

Information regarding Black Hills’ long-term indebtedness issued during the quarter ended March 31, 2005 is available in Item 1 “Financial Statements,” Note 11, “Changes in Long-term Debt” in Black Hills’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, File No. 001-31303, which is incorporated herein by reference.

Black Hills borrows and repays short-term debt on an on-going basis. As of March 31, 2005, Black Hills had $25.0 million of borrowings outstanding on its revolving credit facilities.

(f)	The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter;

None

(g)	The amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under rule 52;

None

(h)	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the counterparties;

None

(i)

The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter and the amount and terms of any securities issued by those Subsidiaries during the quarter;

None

(j)	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

None

(k)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter;

The consolidated balance sheet of Black Hills as of March 31, 2005 is available in Black Hills’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, File No. 001-31303, which is incorporated herein by reference.

There were no companies that entered into jurisdictional financing transactions during the quarter.

(l)	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Black Hills on a consolidated basis and of the Utility Subsidiaries;

Black Hills capital structure as of March 31, 2005 (in thousands):

Long-term debt	$756,544	49.3%
Common stock equity	730,515	47.6%
Short-term debt	41,318	2.7%
Preferred stock	7,167	0.4%
	$1,535,544	100.0%

Black Hills Power capital structure as of March 31, 2005 (in thousands):

Common stock equity	175,169	50.1%
Long-term debt	157,205	45.0%
Short-term debt	17,357	4.9%
	$349,731	100.0%

Cheyenne Light, Fuel & Power Company capital structure as of March 31, 2005 (in thousands):

Common stock equity	68,869	72.3%
Long-term debt	26,364	27.7%
	$95,233	100.0%

(m)

A retained earnings analysis of Black Hills on a consolidated basis and of the Company’s Utility Subsidiaries detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter (in thousands);

	Black Hills
	Corporation	Black Hills	Cheyenne Light,	Total
	Consolidated	Power	Fuel & Power	Utility

Retained earnings at
December 31, 2004	$322,009	$109,307	$—	$109,307

Earnings for the three
month period ended
March 31, 2005	15,740	4,322	512	4,834

Common stock dividends	(10,409)	—	—	—

Preferred stock dividends	(79)	—	—	—

Retained earnings at
Retained Earnings at March 31, 2005	$327,261	$113,629	$512	$114,141

Common stock	$32,608	$23,416	$—	$23,416
Additional paid in capital	384,467	39,549	68,357	107,906
Retained earnings	327,261	113,629	512	114,141
Treasury stock	(1,727)	—	—	—
Accumulated other
comprehensive loss	(12,094)	(1,425)	—	(1,425)
Total common equity at
March 31, 2005	$730,515	$175,169	$68,869	$244,038

(n)	Future registration statements filed under the 33 Act for securities subject to the Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24; and

None

(o)	Black Hills’ rule 53 undertakings addressing:

(1)

a computation in accordance with rule 53(a) setting forth Black Hills’ “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings,” and a calculation of the amount remaining under the Aggregate EWG/FUCO Limit as then in effect (in thousands);

Average consolidated retained earnings at March 31, 2005	$1,267,557

Aggregate investment in EWGs at March 31, 2005	$634,543

Aggregate EWG financing authority	1,400,000

Amount remaining under Aggregate EWG/FUCO Limit	$765,457

(2)	a breakdown showing Black Hills’ aggregate investment in each individual EWG/FUCO project under the Aggregate EWG/FUCO Limit;

Investment in EWGs at March 31, 2005

Black Hills Colorado, LLC	$175,504
Harbor Cogeneration Company, LLC	38,326
Las Vegas Cogeneration II, LLC	115,435
Black Hills Wyoming, Inc.	133,862
EIF Investors, Inc.*	2,589
Fountain Valley Power, LLC	168,827

$634,543

___________________

*EIF Investors, Inc. is a non-utility subsidiary that owns interests in EWGs.

(3)	consolidated capitalization ratio of Black Hills as of the end of that quarter, with consolidated debt to include all Short-Term Debt and non-recourse debt of all EWGs and FUCOs;

Information regarding the consolidated capitalization ratio of Black Hills as of March 31, 2005, with consolidated debt to include all Short-Term Debt and non-recourse debt of all EWGs and FUCOs is provided in response to (l) above.

(4)	the market-to-book ratio of Common Stock;

Market-to-book ratio at March 31, 2005 was 1.47.

(5)	identification of any new EWG/FUCO project under the Aggregate EWG/FUCO Limit in which Black Hills has invested or committed to invest during the preceding quarter;

None.

(6)	analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other Subsidiaries of Black Hills (in thousands); and

Black Hills Corporation
Consolidated

Retained earnings at December 31, 2004	$322,009

Earnings (losses) for the three month period
ended March 31, 2005:

Black Hills Corporation	(1,401)

Subsidiary earnings (excluding earnings from EWGs)	4,061

EWG earnings	13,080

Dividends paid	(10,488)

Retained earnings at March 31, 2005	$327,261

(7)	a statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

The statement of revenues and net income for each EWG for the twelve months ending March 31, 2005 is being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

Black Hills currently has no investments in FUCOs.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 27, 2005	Black Hills Corporation

By: /s/ Mark T. Thies Mark T. Thies Executive Vice President and Chief Financial Officer